June 14, 2011

VIA EDGAR
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Alternative Energy and Environmental Solutions, Inc.
        Amendment No. 2 to Registration Statement on Form S-1
        Filed June 2, 2011
        File No. 333-170118

Dear Mr. Riedler:

We hereby submit the responses of Alternative Energy Environment Solutions, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 9, 2011 to Mr. Scott Williams of the Company in regard to the above-referenced first amended registration statement on Form S-1 (the “Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.
We note your disclosure indicating that the warrants may be exercised by selling security holders at a fixed price of $2.50 per share, rather than per warrant, which suggests that a holder would pay $5.00 to exercise the warrant and receive the two underlying shares of common stock. Please revise your prospectus to indicate the exercise price for each warrant on a per warrant basis instead of a per share basis. In addition, please revise your prospectus to provide the fixed price at which selling security holders may sell the warrants until they are quoted on the OTC Bulletin Board. Please ensure that you update the entirety of the prospectus to include this information.

Company Response:	We have revised our prospectus to indicate the exercise price for each warrant is on a per warrant basis instead of a per share basis. In that regard, the exercise price is $2.50 per warrant. We have also revised the prospectus to clarify that the warrants may be exercised at a fixed price of $2.50 per warrant.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 215-968-1600 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Alternative Energy Environment Solutions, Inc.

By:      /s/ Scott Williams
Scott Williams
President and Chief Executive Officer